Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 17 DATED FEBRUARY 11, 2014
TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 17 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 12 dated December 24, 2013, Supplement No. 13 dated January 3, 2014, Supplement No. 14 dated January 21, 2014, Supplement No. 15 dated January 22, 2014 and Supplement No. 16 dated January 28, 2014. The purpose of this Supplement No. 17 is to disclose:

•the status of our initial public offering;

•our recent real estate acquisition;

•an update to the “Suitability Standards” section of our prospectus;

•a clarification regarding our ability to pay taxable stock dividends; and

•our current form of subscription agreement.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of February 10, 2014, we received and accepted subscriptions in our offering for 14.3 million shares, or $142.9 million, including 0.2 million shares, or $2.1 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of February 10, 2014, 96.2 million shares remained available for sale pursuant to our offering. As of January 31, 2014, our offering was declared effective in Pennsylvania. Accordingly, we are now accepting subscriptions from residents of Pennsylvania. Our primary offering is expected to terminate on August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Recent Real Estate Acquisition
On February 5, 2014, we, through a subsidiary of our joint venture, or the joint venture, with The Freshwater Group, Inc., or Freshwater, completed the acquisition of a 202-unit independent living facility located in Frisco, Texas, or the Parkview facility, for a purchase price of $39.5 million, plus closing costs and credits for certain capital expenditures. Including the Parkview facility, the joint venture has completed three acquisitions with a combined purchase price of $86.6 million, plus closing costs.

The joint venture funded the investment through a combination of proceeds from our offering, a $20.0 million senior mortgage note payable, or the Parkview borrowing, provided by an unaffiliated third-party lender and an equity contribution from Freshwater. The transaction was approved by our board of directors in accordance with our investment guidelines. We own a 97% interest in the joint venture.

The Parkview facility was constructed in 2008 and consists of eight two- and three-story buildings totaling 299,000 square feet. As of January 20, 2014, resident occupancy was 91%. An affiliate of Watermark Retirement Communities, Inc., or Watermark, a national operator of senior living facilities and an affiliate of Freshwater, was hired to operate the Parkview facility pursuant to a seven-year management agreement with automatic one-year renewals, or the management agreement, under which Watermark will receive a base management fee equal to 5.0% of the monthly gross revenues collected. The management agreement may be terminated without penalty in the event of various defaults, as more fully described in the management agreement.

The Parkview borrowing bears interest at a floating rate of 3.04% over the one-month London Interbank Offered Rate. The term of the Parkview borrowing is 84 months. The initial 36 monthly payments on the Parkview borrowing are interest-only, with payments based on a 30-year amortization schedule thereafter. The Parkview borrowing may be prepaid at any time, subject to a declining prepayment premium ranging from 5.0-1.0% of the outstanding loan balance, depending on the year of prepayment, as more fully described in the loan agreement. The loan agreement contains standard representations, warranties and covenants contained in transactions of this type. In connection with the Parkview borrowing, affiliates of Freshwater agreed to guaranty certain recourse carve-out and environmental obligations of the joint venture under the loan agreement and related documentation, or the guaranteed obligations. We, through our operating partnership, entered into a contribution agreement, dated February 5, 2014, or the contribution agreement, whereby we and Freshwater agreed to fund our pro rata share of certain losses arising out of the guaranteed obligations; provided, however, we or Freshwater, as the case may be, will be individually responsible for 100% of certain losses caused by the respective party, as more fully described in the contribution agreement.

The Parkview facility was acquired at an estimated initial capitalization rate of 4.7%, based on the estimated year one net operating income of the property divided by the purchase price of the property, excluding any acquisition fees or closing expenses. Estimated year one net operating income is the total estimated gross income (rental income, tenant reimbursements and other property-related income) derived primarily from in-place leases at the property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) estimated based on the operating history of the property, contracts in place or under negotiation and our plans for operation of the property. Estimated year one net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. The initial capitalization rate is meant as a measure of estimated in-place annualized net operating income yield at the time we acquire the property and is not meant to be either an indication of historical or a projection of anticipated future, net operating income yield for the property. Although there can be no assurances, we believe that Watermark’s management experience and expansion plan as further described below will significantly improve the operating performance of the Parkview facility compared to previous operators, leading to increased net operating income, which will enhance the return on our investment.

We believe that the Parkview facility is suitable for its intended purpose and adequately covered by insurance. The Parkview facility competes for residents with a number of facilities providing comparable services in its market, whose relative performance, along with other factors, could impact the future operating results of the Parkview facility. Watermark plans to expand the Parkview facility with approximately 38 memory care units and 30 assisted living units for an estimated cost of $11.2 million. This conversion is expected to be financed through equity contributions to the joint venture.

For federal income tax purposes, we estimate that the joint venture’s depreciable basis in the Parkview facility will be $36.3 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. In 2013, the Parkview facility was subject to local real estate taxes of $382,785, or 2.2% of its assessed value.

In general, the resident leases at the Parkview facility are 12-month leases, which automatically renew on a month-to-month basis absent 60 days’ written notice. The following table is a schedule of the historical average monthly occupancy and average monthly revenue per occupied unit at the Parkview facility:

	Historical Operating Results
	2009	2010	2011	2012	2013
Asset
Parkview Facility
Average Monthly Occupancy	22%	51%	76%	91%	90%
Average Monthly Revenue per Occupied Unit	$1,789	$1,764	$1,831	$1,914	$2,037

Update to Suitability Standards
The following suitability standard is hereby added to the “Suitability Standards” section of our prospectus:
Pennsylvania-A Pennsylvania investor’s aggregate investment in our offering may not exceed 10% of the investor's net worth.
Clarification Regarding Taxable Stock Dividends
The first full paragraph on page 191 of the prospectus is deleted in its entirety and replaced with the following:

“We are not prohibited from distributing our own securities in lieu of making cash distributions to stockholders even though our securities are not readily marketable. Our board of directors does not intend to fund our distributions with our securities.  However, our board may have to consider making distributions of our common stock if we do not have enough cash to satisfy the distribution requirements relating to our qualification as a REIT and we obtain a private letter ruling, or PLR, from the IRS treating the stock distributions as dividends for tax purposes.  In such a case, we expect that we would offer our stockholders the opportunity to elect to receive their entire distribution in cash or shares of our common stock, subject to a cash limitation of not less than a percentage specified in the PLR of the aggregate distribution being made.  If our stockholders were to elect to receive cash distributions in excess of the cash limitation, stockholders electing to receive cash would receive a prorated portion of the available cash and would receive the balance of their distributions in stock. The receipt of our shares of common stock in lieu of cash distributions may cause stockholders to incur transaction expenses in liquidating the shares. In addition, they may receive less for their shares in such liquidation than the amount we value the shares for purposes of the stock dividend. We do not have any current intention to list the shares of our common stock on a national securities exchange, nor is it expected that a public market for the shares of common stock will develop.”

Current Form of Subscription Agreement
Our current form of subscription agreement is attached to this Supplement as Exhibit A. This form supersedes and replaces the form included in the prospectus.

Exhibit A

APPENDIX B
FORM OF SUBSCRIPTION AGREEMENT

NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarREIT.com/Healthcare

Subscription Agreement Instructions to Investors

PROSPECTUS DATED APRIL 22, 2013

Please carefully read the Prospectus of NorthStar Healthcare Income, Inc. (the "Company"), as supplemented to date, before deciding to subscribe in shares of common stock par value of $0.01 per share, of the Company (the "Shares"). Any person(s) desiring to subscribe should complete, execute and deliver the Subscription Agreement and payment in accordance with the instructions set forth below. Please print in ballpoint pen or type the information. **The sponsor or person designated by the sponsor will send each stockholder a confirmation of his or her purchase after they have been admitted as a stockholder.**

1. Investment	A minimum investment of $4,000 is required. A check for the full purchase price of the shares subscribed for should be made payable to "NorthStar Healthcare Income, Inc." or "NorthStar Healthcare". Shares may be purchased only by persons meeting standards set forth under the Section of the Prospectus entitled "Suitability Standards". Please indicate the state in which the sale was made. If this is an initial investment, please check the box indicating it as such. Otherwise, please check the "Additional Purchase" box. The "Additional Purchase" box must be checked in order for this subscription to be combined with another subscription for purposes of a volume discount. A completed Subscription Agreement is required for each initial investment.
2. Form of Ownership	Please check the appropriate box to indicate the type of entity or type of individuals subscribing. 1. Individual Owner: One signature required. 2. Joint Tenants With Right of Survivorship: Each joint tenant must sign. 3. Corporation: An authorized officer must sign. 4. Community Property: All parties must sign. 5. Partnership: Identify whether the entity is a general or limited partnership. Each general partner must be identified and must sign. In the case of an investment by a general partnership, all partners must sign. 6. Tenants In Common: Each tenant in common must sign. 7. Estate: The personal representative must sign. 8. Trust: The trustee must sign. Provide the name of the trust and date. 9. Pension Plan: Each trustee must sign. 10. PSP: Each trustee must sign. 11. 401K: Each trustee must sign. 12. IRAs, IRA Rollovers and KEOGHs: The officer (or other authorized signer) of the bank, trust company or other fiduciary of the account must sign. The address of the bank, trust company or other fiduciary must be provided to receive checks and other pertinent information regarding the investment. 13. Uniform Gift To Minors Act (UGMA) or Uniform Transfers To Minors Act (UTMA): The person named as the custodian of the account must sign. (This may or may not be the minor's parent.) Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the UGMA or UTMA has been formed.

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3. Investor Registration Information	Please enter the exact name in which the Shares are to be held. For joint tenants with a right of survivorship or tenants-in-common, include the names of both investors. In the case of partnerships or corporations, include the name of an individual to whom correspondence will be addressed. Trusts should include the name of the trustee. All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 6, the investor(s) is/ are certifying that the taxpayer or social security number(s) is/are correct. Enter the mailing address and telephone number(s) of the registered owner of this investment. In the case of a qualified plan or trust, this will be the address of the trustee.
4. Distribution Information	By electing to participate in the distribution reinvestment plan, the investor elects to reinvest 100% of cash distributions otherwise payable to such investor in common stock of the Company. If cash distributions are to be sent to an address other than that provided in Section 3 (such as a bank, brokerage firm or savings and loan, etc.), please provide the name, account number and address.
5. Go Paperless	Please indicate if you authorize the Company to provide its reports and updates to you by making such information available on its website, www.northstarREIT.com/Healthcare and notifying you via the e-mail address listed here or in Section 3 when such reports are available. I understand that I may receive paper documents at any time by calling 877.940.8777.
6. Subscriber Signatures	Please separately initial each representation made by the investor where indicated. Except in the case of fiduciary accounts, the investor may not grant any person a power of attorney to make such representations on such investor's behalf. Please complete this Section so that the Company and your Broker-Dealer can assess whether your subscription is suitable given your financial condition. **If, at any time there is a material change in the investor's financial condition, including the failure to meet the minimum income and net worth standards imposed by his or her state of residence and as set forth in the Prospectus and the Subscription Agreement relating to such investment, the Company requests that such Participant promptly notify the Company and the broker-dealer named in the Subscription Agreement in writing. This request in no way shifts the responsibility of the Company's sponsor, and broker-dealers and registered investment advisors recommending the purchase of shares in this offering, to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by the investor.**
7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information	This Section is to be completed by the registered representative or registered investment advisor AND the Broker-Dealer.
8. Payment Instructions	Payment may be made by check or wire transfer. The signed subscription agreement, which has been delivered with the Prospectus, together with a check for the full purchase price, should be delivered or mailed to your Broker-Dealer or authorized principal for their signature. Completed subscription agreement can then be mailed via Regular or Overnight Delivery to the address in Section 8.

Notice to Stockholders: The shares of common stock of the Company are subject to restrictions on transfer and ownership for the purpose, among others, of the Company's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. In addition, the Company has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Company will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to: (i) certain restrictions on ownership and transferability; and (ii) the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of the shares of each class of stock which the Company has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Company at its principal office.

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3912

NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarREIT.com/Healthcare

Subscription Agreement

1. Investment Make checks payable to NorthStar Healthcare Income, Inc.

☐ State of Sale

$ ____ Investment Amount

☐ Initial Investment (min. is $4,000)

☐ Volume Discount Purchase (min. is $500,001)

☐ Additional Purchase (min. is $100)

☐ Check this box if investor is purchasing through an RIA or participating in a wrap account or fee-only account approved by the Broker-Dealer, RIA or bank acting as a trustee, fiduciary, or similar entity, or an employee of a Broker-Dealer (including spouse, parent or minor child of employee).

2. Form of Ownership

Non-Qualified

☐ Individual

☐ TOD*

☐ Joint Tenant (with rights of survivorship)

☐ TOD*

☐ Corporation

☐ Community Property

☐ Partnership

☐ Tenants in Common

☐ Estate

☐ Trust: date ____

☐ Pension Plan

☐ PSP

☐ 401K

☐ UGMA/UTMA: state of ____

☐ Other (please specify) ____

Name of Trust/Corporation/Plan/Other

SSN or TIN of Trust/Corporation/Plan/Other

*Fill out Transfer on Death form to effect designation. Transfer on Death form available on www.northstarREIT.com/Healthcare.

Qualified (Custodial)

☐ Traditional IRA

☐ Roth IRA

☐ SEP IRA

☐ Simple IRA

☐ Beneficiary IRA**

☐ 401K

☐ KEOGH Plan

☐ Pension Plan

☐ PSP

☐ Other (please specify) ____

**Please include deceased person's name, SSN, date of birth and date of death in Section 3 under Co-Investor/Co-Trustee.

Custodial or Third Party Administrator Information

Name of Custodian/Third Party Administrator

Mailing Address

City

State

Zip Code

Custodian/Third Party Administrator Telephone Number

TIN of Custodian

Custodian Account Number

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NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarREIT.com/Healthcare

3. Investor Registration Information

Investor/Trustee/Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

☐ Non U.S. Citizen

Country of Citizenship

Co-Investor/Co-Trustee/Co-Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

DOD (mm/dd/yy for Beneficiary IRA)

☐ Non U.S. Citizen

Country of Citizenship

Daytime Telephone

Evening Telephone

Residential Address (No P.O. Boxes)

City

State

Zip Code

Mailing Address (if different from above)

City

State

Zip Code

E-mail

4. Distribution Information

☐ DRIP Distribution Reinvestment Plan*

* In the event that the DRIP is not offered for a distribution, your distribution will be sent by check to the address in Section 3 above or your Custodian for deposit in your Custodial account cited in Section 2.

☐ Cash: Send check to my Custodian in Section 2.

☐ Cash: Send check to the address in Section 3.

☐ Cash: Send check to a third party – **fill out information to the right.**

☐ Direct Deposit – **fill out information to the right.** (non-custodian accounts only)

Fill out information below If you checked **Cash: Send to a third party** or **Direct Deposit**.

Financial Institution/Third Party

Address

City

State

Zip Code

ABA Routing Number

Account Number

☐ Checking ☐ Savings (attach a voided, pre-printed check or deposit slip)

☐ Brokerage/ Other (send to a third party only)

5. Go Paperless

E-mail

☐ In lieu of receiving documents*, I authorize NorthStar Healthcare Income, Inc. (NorthStar Healthcare) to make available on its website, www.northstarREIT.com/Healthcare, its **quarterly reports**, **annual reports**, **proxy statements**, **prospectus supplements** or other documents required to be delivered to me, as well as any **investment or marketing updates** and to notify me via the e-mail address listed here or in Section 3 above when such reports are available. I understand that I may receive paper documents at any time by calling 877.940.8777. ***This election does not include New Account Statements, Trade Confirmations or Quarterly Investor Statements.**

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NorthStar HEALTHCARE INCOME
877.940.8777
NorthStarREIT.com/Healthcare

6. Subscriber Signatures

Please initial each of the representations below. In the case of joint investors or fiduciaries, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representation on your behalf. In order to induce NorthStar Healthcare to accept this subscription, I hereby warrant that:

		Investor	Co-Investor
ALL REPRESENTATIONS (A-F) MUST BE INITIALED			
a.	I received a final prospectus of NorthStar Healthcare, wherein the terms and conditions of the offering are described, 5 business days in advance of the date hereof.	initials	initials
b.	I certify that I have (i) a net worth (total assets minus total liabilities, exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a minimum net worth (as previously described) of at least $70,000 AND had during the last tax year, or estimate that I will have during the current tax year, a minimum of $70,000 annual gross income.	initials	initials
c.	I have accepted the terms and conditions of NorthStar Healthcare's charter.	initials	initials
d.	I am purchasing shares for my own account and acknowledge that the investment is not liquid.	initials	initials
e.	I declare that the information supplied is true and correct and may be relied upon by NorthStar Healthcare.	initials	initials
f.	I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures as well as payment of the full purchase price of the Shares.	initials	initials
STATE WHERE YOU RESIDE REPRESENTATION MUST BE INITIALED			
g.	If I am an **Alabama** investor, I meet NorthStar Healthcare's suitability standards listed above and represent that I have a liquid net worth of at least 10 times my investment in NorthStar Healthcare and other similar programs before investing in NorthStar Healthcare.	initials	initials
h.	If I am a **California** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of at least $150,000 and my total investment in this offering may not exceed 10% of my net worth.	initials	initials
i.	If I am an **Iowa** investor, I have a net worth of at least $350,000 or, in the alternative, a minimum annual gross income of at least $70,000 and a minimum net worth of at least $100,000, and my total investment in NorthStar Healthcare may not exceed 10% of my liquid net worth.	initials	initials
j.	If I am a **Kansas** investor, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and similar direct participation investments.	initials	initials
k.	If I am a **Kentucky** investor, I may not invest more than 10% of my net worth in this offering.	initials	initials
l.	If I am a **Maine** investor, I understand that is it recommended by the Maine Office of Securities that Maine investors not invest more than 10% of their liquid net worth in this offering and similar offerings.	initials	initials
m.	If I am a **Massachusetts** investor, I may not invest more that 10% of my liquid net worth in NorthStar Healthcare and other non-traded REITs or other non-traded direct participation programs.	initials	initials
n.	If I am a **Nebraska** investor, I have a net worth of at least $100,000 and an annual income of at least $70,000 or, in the alternative, a minimum net worth of at least $350,000, and my total investment in NorthStar Healthcare may not exceed 10% of my net worth.	initials	initials
o.	If I am a **New Jersey** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of $150,000, and my aggregate investment in this offering and other similar offerings may not exceed 10% of my liquid net worth.	initials	initials
p.	If I am a **New Mexico** investor, in addition to the suitability requirements listed above, I may not invest more than 10% of my liquid net worth in NorthStar Healthcare, its affiliates or other non-traded REITs.	initials	initials
q.	If I am a **North Dakota** investor, I meet NorthStar Healthcare's suitability standards listed above and represent that I have a net worth of at least 10 times my investment in this offering.	initials	initials
r.	If I am an **Ohio** investor, I may not invest more than 10% of my liquid net worth in NorthStar Healthcare, its affiliates or other non-traded REITs.	initials	initials
s.	If I am an **Oregon** investor, I may not invest more than 10% of my net worth in NorthStar Healthcare.	initials	initials
t.	If I am a **Pennsylvania** investor, I may not invest more than 10% of my net worth in NorthStar Healthcare.	initials	initials
u.	If I am a **Tennessee** investor, I may not invest more than 10% of my liquid net worth in this offering.	initials	initials

Net worth (total assets minus total liabilities) should be calculated exclusive of homes, furnishings and automobiles. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Taxpayer Identification Number Certification (required):

Each investor signing below, under penalties of perjury, certifies that: (1) The number shown in the Investor Social Security Number(s)/ Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a resident alien). **NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.**

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor/Trustee/Authorized Signer

Date

Signature of Co-Investor/Co-Trustee/Co-Authorized Signer/Custodian

Date

When signing as a custodian or trustee, please indicate title or capacity.

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NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarREIT.com/Healthcare

7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information

(All fields must be complete)

The Registered Representative (RR) or Registered Investment Advisor (RIA) must sign below to complete the order. An authorized principal of the Broker-Dealer or RIA firm must sign below if required by such Broker-Dealer or RIA firm. The RR or RIA and BD hereby warrants that it is duly licensed and may lawfully sell Shares in the state designated as the investor's legal residence, or the state in which the sale was made, if different.

Broker-Dealer/RIA Firm

Registered Representative/RIA

Registered Representative #/Branch #

Mailing Address

City

State

Zip Code

E-mail

Telephone

Facsimile

The undersigned confirm that they (i) have reasonable grounds to believe that the information and representations concerning the investors identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for its own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned attest that the RR/RIA and the Broker-Dealer/RIA Firm are subject to the USA PATRIOT Act. In accordance with Section 326 of the Act, the RR/RIA and the Broker-Dealer/RIA Firm have performed a Know Your Customer review of each investor who has signed this Subscription Agreement in accordance with the requirements of the Customer Identification Program. The undersigned registered representative further represents and certifies in connection with this subscription for shares, that he or she has complied with and has followed all of his or her firm's current policies and procedures for obtaining principal approval. I understand this subscription agreement is for NorthStar Healthcare Income, Inc.

RIAs must complete the following:

☐ **Check only if** investment is made through the RIA in its capacity as an RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the investor includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or any member of the RIA firm is a FINRA-licensed Registered Representative affiliated with a Broker-Dealer, the transaction should be conducted through that Broker-Dealer, not through the RIA.

Registered Representatives must complete the following:

I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed.

State

Signature of Registered Representative/RIA

Signature of Broker-Dealer or RIA Firm/Authorized Principal
(if required by Broker-Dealer or RIA Firm)

Date

Date

8. Payment Instructions

By mail

Checks should be made payable to **NorthStar Healthcare Income, Inc.** and forward the Subscription Agreement to:

Regular mail

NorthStar Healthcare
c/o DST Systems, Inc.
P.O. Box 219923
Kansas City, MO 64121-9923

Express/Overnight delivery

NorthStar Healthcare
c/o DST Systems, Inc.
430 West 7th Street
Kansas City, MO 64105-1407

Wire transfer

Please reference subscriber's name.

UMB Bank, N.A.

ABA Routing Number - 101000695
Account Number – 9871879666
Reference - NorthStar Healthcare Income, Inc.

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